Filed by MaxLinear, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Silicon Motion Technology Corporation

Commission File No.: 000-51380

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 5, 2022, by and among MaxLinear, Inc. (“MaxLinear”), Shark Merger Sub, a wholly owned subsidiary of MaxLinear, and Silicon Motion Technology Corporation (“Silicon Motion”) (the “Merger”).

On February 1, 2023, MaxLinear held a conference call to discuss its financial results for the fourth quarter of 2022. Below are excerpted portions of a transcript of that conference call that relate to the Merger:

MaxLinear

Q4 2022 Earnings Conference Call

February 1, 2023

Presenters

Leslie Green - Investor Relations

Kishore Seendripu - Chief Executive Officer

Steve Litchfield - Chief Financial Officer & Chief Corporate Strategy Officer

Q&A Participants

Alessandra Vecchi - William Blair

Gary Mobley - Wells Fargo Securities

Quinn Bolton - Needham & Co.

Ross Seymore - Deutsche Bank

Tore Svanberg - Stifel

David Williams - Benchmark

Christopher Rolland - Susquehanna Financial Group

Ananda Baruah - Loop Capital

Suji DeSilva - ROTH Capital

Richard Shannon - Craig-Hallum

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Kishore Seendripu

Entering 2023, as a result of our core offering, we are once again uniquely po -- poised to grow MaxLinear at significant profitability levels and increase scale. We are also looking forward to our pending acquisition of Silicon Motion and are excited for the future growth opportunities of our comprehensive combined product portfolio.

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Steve Litchfield

This concludes the discussion of our Q4 financial results. Before we go to guidance, I want to give you an update on the status of our pending acquisition of Silicon Motion. We continue to progress with the SAMR approval process and remain optimistic for a mid-2023 close. We have fully committed financing for the transaction and actively working to optimize the debt structure to lower our expected cost of capital. We are excited about the opportunities for our combined business and looking forward to bringing our two technology focus cultures together soon.

* * *

Suji Desilva

Thanks, Steve. Very helpful color. And maybe the next question is for you, Steve. Um, just getting back to the debt related to the -- the planned -- acquisition. You talked about some potential to restructure or revisit that debt and the rates there. Can you just elaborate on what that opportunity is for you guys and whether the deal is somewhat contingent on that? Or it sounds like the deal's financed. You said so I just want to get clarity there. Thanks.

Steve Litchfield

Yeah. So sure. The -- yeah, the deal is financed. I mean, we said in our prepared remarks about us continuing to work on increasing -- or improving the cost of capital there. So, ah, looking to kind of move into the pro rata market where we can pick up some additional share. We've had some interest. It comes, ah, at slightly lower rates. And so, that's one of the things that we're doing to lower the overall, you know, debt cost. Ah, clearly, interest rates have gone up. And while we're very confident on the synergies between the two organizations, the cost savings that can be achieved, but ultimately the long-term growth that we can achieve is -- is very encouraging and exciting. At the same time, in the short term, we've got to make sure that, you know -- you know, we're very disciplined around spending, especially in some of these, you know, slower periods that we're going through right now.

* * *

In addition, on February 1, 2023, the Company released an updated investor presentation that discusses its financial results for the fourth quarter of 2022. The following are the portions of that presentation that discuss the Merger:

Q4'22 Update on Acquisition of Silicon Motion

•	Acquisition is progressing, with projected close in second or third quarter 2023
•	Announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on June 27, 2022
•	Filed simplified filing with China's State Administration for Market Regulation (SAMR) on July 6 and subsequently refiled under normal procedures
•	Shareholders approved merger on August 31 (no approval required by MaxLinear stockholders)
•	Debt financing is secured, subject to customary closing conditions, with focus on optimizing structure

* * *

On February 1, 2023, MaxLinear also filed a press release that discussed its financial results for the fourth quarter of 2022. The following portion of that press release discusses the Merger.

* * *

“In the fourth quarter, we continued our strong execution with revenue up 2% sequentially and up 17% year-over-year, bringing fiscal 2022 revenues to over $1 billion. In particular, in Q4, our Wi-Fi business delivered substantial sequential and year-over-year growth. Our connectivity category almost doubled in Q4 year-over-year, driven by our differentiated WiFi6 feature set. Our results included strong cash flows from operations of approximately $69 million in Q4 and approximately $389 million for the full year. Over the last two years, we have delivered transformative growth and strong financials while balancing disciplined expense management along with investments in technology innovation. Now, as we enter 2023, we have conviction in our strong long-term growth prospects, owing to our developing technology leadership, accelerating design-win momentum, and expanding target markets, including Wi-Fi, fiber access, wireless and optical infrastructure. We are also looking forward to our pending acquisition of Silicon Motion, and are excited for the future growth opportunities of our comprehensive product portfolio,” commented Kishore Seendripu, Ph.D., Chairman and CEO.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s and MaxLinear’s current expectations, estimates and projections about the proposed transaction and the potential benefits thereof, their businesses and industry, management’s beliefs and certain assumptions made by Silicon Motion and MaxLinear, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the potential merger with Silicon Motion, the anticipated benefits of the potential merger with Silicon Motion, including with respect to the growth of Silicon Motion’s business, potential synergies, potential gross margins, market opportunity, market growth and revenue growth, the anticipated timing of the SAMR review and final determination, the anticipated closing date of the potential merger with Silicon Motion and statements regarding MaxLinear’s business plans, including with respect to integration, debt pricing and future strategic transactions and statements relating to the financing for the transaction including the cost of capital related to such financing. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Silicon Motion’s and MaxLinear’s businesses and other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Silicon Motion of an unsolicited proposal from a third party; (iii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Silicon Motion and MaxLinear; (iv) the impact of the COVID-19 pandemic and related private and public sector measures on Silicon Motion and MaxLinear’s businesses and general economic conditions; (v) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (vi) Silicon Motion’s and MaxLinear’s ability to implement its business strategy; (vii) pricing trends, including Silicon Motion’s and MaxLinear’s ability to achieve economies of scale; (viii) potential litigation relating to the proposed transaction that could be instituted against Silicon Motion, MaxLinear or their respective directors; (ix) the risk that disruptions from the proposed transaction will harm Silicon Motion’s or MaxLinear’s business, including current plans and operations; (x) the ability of Silicon Motion or MaxLinear to retain and hire key personnel; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xii) uncertainty as to the long-term value of MaxLinear common stock; (xiii) legislative, regulatory and economic developments affecting Silicon Motion’s and MaxLinear’s businesses; (xiv) general economic and market developments and conditions; (xv) the evolving legal, regulatory and tax regimes under which Silicon Motion and MaxLinear operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Silicon Motion’s and/or MaxLinear’s financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact Silicon Motion’s or MaxLinear’s ability to pursue certain business opportunities or strategic transactions; (xviii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Silicon Motion’s and MaxLinear’s response to any of the aforementioned factors; (xix) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; and (xx) Silicon Motion’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus filed by MaxLinear with the SEC and provided by Silicon Motion to its security holders in connection with the proposed transaction as well as in MaxLinear’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other future reports to be filed with the Securities and Exchange Commission (the “SEC”). While the lists of risk factors presented here and in the proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Silicon Motion’s or MaxLinear’s consolidated financial condition, results of operations, or liquidity. Neither Silicon Motion nor MaxLinear assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving MaxLinear and Silicon Motion. In connection with the proposed transaction, MaxLinear has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Silicon Motion and a prospectus of MaxLinear (the “Registration Statement”).

The proxy statement/prospectus and this communication are not offers to sell MaxLinear securities, and are not soliciting an offer to buy MaxLinear securities, in any state where the offer and sale is not permitted.

MAXLINEAR AND SILICON MOTION URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND OTHER DOCUMENTS PROVIDED TO SILICON MOTION SECURITY HOLDERS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders are able to obtain the Registration Statement on Form S-4 free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by MaxLinear (when they become available) may be obtained free of charge on MaxLinear’s website at www.maxlinear.com or by contacting MaxLinear’s Investor Relations Department at IR@MaxLinear.com. Copies of documents filed or furnished by Silicon Motion (when they become available) may be obtained free of charge on Silicon Motion’s website at https://www.siliconmotion.com or by contacting Silicon Motion’s Investor Relations Department at IR@siliconmotion.com.